UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the "Company"), dated November 11, 2010, announcing the receipt by the Company's wholly-owned subsidiary, Ocean Rig UDW Inc., of a letter of intent for a two well exploration drilling contract for the Eirik Raude drilling rig.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. George Economou contained in the second paragraph of the press release, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 12, 2010	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

DRYSHIPS ANNOUNCES LETTER OF INTENT FOR DRILLING CONTRACT

ATHENS, GREECE – November 11, 2010 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that its fully-owned subsidiary Ocean Rig UDW Inc. has received a Letter of Intent for the Eirik Raude from a British exploration company. The Letter of Intent is for a two well contract for exploration drilling offshore the Falkland Islands for a period of about 90 days, commencing in the fourth quarter of 2011, immediately after the completion of the current contract. The contract value is approximately USD 77 million. There are three further optional wells that could extend the contract by 135 days. The contract is subject to final documentation.

Mr. George Economou, Chairman and CEO of DryShips Inc. and interim CEO of Ocean Rig UDW Inc., said:

"We are pleased to secure employment for the Eirik Raude at an attractive rate well ahead of the completion of the current contract, scheduled for October 2011. The rate achieved reflects the unique nature of our two harsh weather semi-submersibles and a strengthening ultra deepwater drilling market. We see strong demand for these two rigs and also for our state of the art sixth generation drillships and are confident that all our available capacity in 2011 will secure employment at attractive rates."

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore oil deep water drilling units, comprising of 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com